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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM N-8F

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☒	Merger
☐	Liquidation
☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund: Legg Mason Partners Lifestyle Series, Inc. (the “Registrant”), on behalf of its series Legg Mason Partners Lifestyle Allocation 100% (“Allocation 100%”); Legg Mason Partners Lifestyle Allocation 85% (“Allocation 85%”); Legg Mason Partners Lifestyle Allocation 70% (“Allocation 70%”); Legg Mason Partners Lifestyle Allocation 50% (“Allocation 50%”); Legg Mason Partners Lifestyle Allocation 30% (“Allocation 30%”); Legg Mason Partners Lifestyle Income Fund (“Income Fund”); Legg Mason Partners Variable Lifestyle Allocation 85% (“Variable Allocation 85%”); Legg Mason Partners Variable Lifestyle Allocation 70% (“Variable Allocation 70%”); and Legg Mason Partners Variable Lifestyle Allocation 50% (“Variable Allocation 50%”) (together, the “Funds”).

3.	Securities and Exchange Commission File No.: 811-07435
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☒	Initial Application	☐	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 55 Water Street, New York, NY 10041
6.

Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form: Paul B. Raymond, (617) 951-8567, Bingham McCutchen LLP, One Federal Street, Boston, MA 02110.

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Legg Mason Partners Fund Advisor, LLC

300 First Stamford Place

Stamford, CT 06902

Attn: Rosemary D. Emmens

(203) 703-7027

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
☒	Open-end	☐	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Legg Mason Partners Fund Advisor, LLC

620 Eighth Avenue, 49th floor

New York, New York 10018

ClearBridge Advisors, LLC

620 Eighth Avenue

New York, NY 10018

Smith Barney Fund Management LLC

399 Park Avenue

New York, NY 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Legg Mason Investor Services, LLC

100 Light Street

Baltimore, MD 21202

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

PFS Investments Inc.

3120 Breckinridge Boulevard

Duluth, GA 30099

13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es): N/A
(b)	Trustee’s name(s) and address(es): N/A
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811- __________

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒ Yes	☐ No

If Yes, state the date on which the board vote took place: June 12, 2006

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☐ Yes	☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain. Rule 17a-8 under the Investment Company Act of 1940, as amended, specifies those circumstances in which a shareholder vote of an acquired fund is required to approve a merger. None of those circumstances existed in the case of the shell reorganizations of the Funds. Further, the Registrant’s Articles of Incorporation permit shell reorganizations without a vote of Fund shareholders.

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☒ Yes	☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions: April 16, 2007

(b)	Were the distributions made on the basis of net assets?
☒ Yes	☐ No
(c)	Were the distributions made pro rata based on share ownership?
☒ Yes	☐ No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities? N/A

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
☒ Yes	☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
☐ Yes	☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses:
Allocation 100%	n/a1
Allocation 85%	$24,792.98
Allocation 70%	$21,599.57
Allocation 50%	$13,331.15
Allocation 30%	$4,150.15
Income Fund	$1,776.89
Variable Allocation 85%	$3,153.57
Variable Allocation 70%	$5,028.88
Variable Allocation 50%	$8,694.33

(ii)	Accounting expenses:

Allocation 100%	n/a
Allocation 85%	$0
Allocation 70%	$0
Allocation 50%	$0
Allocation 30%	$0
Income Fund	$0

_________________________

1  100% did not incur any merger-related expenses because the fund was launched after the date of the proxy statement and the relevant matters were approved by the fund’s Board of Directors and initial shareholder.

Variable Allocation 85%	$0
Variable Allocation 70%	$0
Variable Allocation 50%	$0

(iii)	Other expenses (list and identify separately):

Solicitation expenses

Allocation 100%	n/a
Allocation 85%	$194,809.34
Allocation 70%	$132,876.47
Allocation 50%	$56,480.51
Allocation 30%	$15,864.21
Income Fund	$5,813.61
Variable Allocation 85%	$11,284.99
Variable Allocation 70%	$13,606.04
Variable Allocation 50%	$16,006.08

Mailing expenses

Allocation 100%	n/a
Allocation 85%	$96,017.29
Allocation 70%	$65,491.92
Allocation 50%	$27,838.01
Allocation 30%	$7,819.12
Income Fund	$2,865.40
Variable Allocation 85%	$5,562.12
Variable Allocation 70%	$6,706.12
Variable Allocation 50%	$7,889.05

Printing expenses

Allocation 100%	n/a
Allocation 85%	$132,171.88
Allocation 70%	$90,152.42
Allocation 50%	$38,320.21
Allocation 30%	$10,763.36
Income Fund	$3,944.35
Variable Allocation 85%	$7,656.50
Variable Allocation 70%	$9,231.26
Variable Allocation 50%	$10,859.61

Postage expenses

Allocation 100%	n/a
Allocation 85%	$156,402.66
Allocation 70%	$106,679.86

Allocation 50%	$45,345.37
Allocation 30%	$12,736.58
Income Fund	$4,667.46
Variable Allocation 85%	$9,060.15
Variable Allocation 70%	$10,923.61
Variable Allocation 50%	$12,850.48

Miscellaneous expenses

Allocation 100%	n/a
Allocation 85%	$0
Allocation 70%	$0
Allocation 50%	$0
Allocation 30%	$0
Income Fund	$0
Variable Allocation 85%	$0
Variable Allocation 70%	$0
Variable Allocation 50%	$0

(iv)	Total expenses (sum of lines (i)-(iii) above):

Allocation 100%	n/a
Allocation 85%	$604,194.15
Allocation 70%	$416.800.24
Allocation 50%	$181,315.25
Allocation 30%	$51,333.42
Income Fund	$19,067.71
Variable Allocation 85%	$36,717.33
Variable Allocation 70%	$45,495.92
Variable Allocation 50%	$56,299.54

(b)

How were those expenses allocated? The cost of preparing, printing and mailing the joint proxy statement and costs in connection with the solicitation of proxies were shared by Legg Mason, Inc., and the funds in the Legg Mason Partners fund complex, including each of the Funds. Legg Mason Partners Fund Advisor, LLC, the investment manager of each of the Funds, is a wholly-owned subsidiary of Legg Mason, Inc. Legg Mason, Inc. is a global asset management company. Approximately 75% of such costs and expenses were borne by Legg Mason, with the remainder being allocated among the funds in the fund complex on the basis of their respective net assets, except when direct costs were reasonably attributed to one or more particular funds in the fund complex.

(c)	Who paid those expenses? Please see the response to Question 22(b).
(d)	How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.           (a)           State the name of the fund surviving the Merger:  Legg Mason Partners Lifestyle Allocation 100%, a series of Legg Mason Partners Equity Trust; Legg Mason Partners Lifestyle Allocation 85%, a series of
                                Legg Mason Partners Equity Trust; Legg Mason Partners Lifestyle Allocation 70%, a series of Legg Mason Partners Equity Trust; Legg Mason Partners Lifestyle Allocation 50%, a series of Legg Mason
                                Partners Equity Trust; Legg Mason Partners Lifestyle Allocation 30%, a series of Legg Mason Partners Equity Trust; Legg Mason Partners Lifestyle Income Fund , a series of Legg Mason Partners Equity
                                Trust; Legg Mason Partners Variable Lifestyle Allocation 85%, a series of Legg Mason Partners Variable Equity Trust; Legg Mason Partners Variable Lifestyle Allocation 70%, a series of Legg Mason
                                Partners Variable Equity Trust; and Legg Mason Partners Variable Lifestyle Allocation 50%, a series of Legg Mason Partners Variable Equity Trust.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-06444 (Legg Mason Partners Equity Trust) and 811-21128 (Legg Mason Partners Variable Equity Trust).
(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Agreement and Plan of Reorganization filed as Appendix H to Joint Proxy Statement; SEC Accession No. 0001193125-06-203827; Form Type DEF 14A; Filed on October 6, 2006.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Legg Mason Partners Lifestyle Series, Inc., (ii) he is the Assistant Secretary of Legg Mason Partners Lifestyle Series, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Thomas C. Mandia

Thomas C. Mandia